             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                ------------

                                 FORM 6-K
                         Report of Foreign issuer

                 Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                                ------------

                       For the Month of November 2003

                                ------------

                      (Commission File. No 0-30718).

                                ------------

                SIERRA WIRELESS, INC., A CANADA CORPORATION
               ---------------------------------------------
               (Translation of registrant's name in English)

                            13811 Wireless Way
                Richmond, British Columbia, Canada V6V 3A4
           -----------------------------------------------------
           (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F  X        40-F
                                ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes:                No:  X
                           ---                ---

                               COMPILATION REPORT

The Board of Directors
Sierra Wireless, Inc.

We have read the accompanying unaudited pro forma consolidated statements of operations of Sierra Wireless, Inc. (the "Company") for the nine-month period ended September 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns "Sierra Wireless US GAAP" to the unaudited financial statements of the Company for the nine-month period ended September 30, 2003, and the audited financial statements of the Company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "AirPrime US GAAP" to the unaudited financial statements of AirPrime, Inc. for the period from January 1, 2003 to August 12, 2003, and the audited financial statements of AirPrime, Inc. for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

     (a)  The basis for determination of the pro forma adjustments; and

     (b) Whether the pro forma consolidated statements of operations comply as to form in all material respects with National Instrument 44-101 for incorporation by reference in the short form prospectus relating to the sale and issue of common shares.

     The officials:

     (a) Described to us the basis for determination of the pro forma adjustments, and

     (b) Stated that the pro forma consolidated statements of operations comply as to form in all material respects with National Instrument 44-101 for incorporation by reference in the short form prospectus relating to the sale and issue of common shares.

4. Read the notes to the pro forma consolidated statements of operations, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Sierra Wireless US GAAP" and "AirPrime US GAAP", and "Pro Forma Consolidated Statement of Operations US GAAP" for the nine-month period ended September 30, 2003, and for the year ended December 31, 2002, and found the amounts in the column captioned "Pro Forma Consolidated Statement of Operations CDN GAAP" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statements of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
October 28, 2003

   COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND
                       UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.


/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
October 28, 2003

                           SIERRA WIRELESS, INC.

               PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2002
  (Expressed in thousands of United States dollars, except per share amounts)
                               (Unaudited)

                                                                                         Pro Forma                      Pro Forma
                                                                                        Consolidated                   Consolidated
                                        Sierra                                          Statement of     CDN GAAP      Statement of
                                       Wireless    AirPrime     Pro Forma                Operations     Adjustments     Operations
                                        US GAAP     US GAAP    Adjustments   Note (2)      US GAAP        Note (3)       CDN GAAP
                                       --------    --------    -----------   --------   ------------    -----------    ------------
Revenue.............................   $ 77,130    $ 19,152      $    --                  $ 96,282         $  --         $ 96,282
Cost of goods sold..................     69,132      13,055          (54)      (d)          82,133            --           82,133
                                       --------    --------      -------                  --------         -----         --------
Gross margin........................      7,998       6,097           54                    14,149            --           14,149
                                       --------    --------      -------                  --------         -----         --------

Expenses
  Sales and marketing...............     11,564       2,472         (326)      (d)          13,710            --           13,710
  Research and development, net.....     14,896      13,115        1,520       (b)          29,355           395           29,750
                                                                    (176)      (d)
  Administration....................      4,785       6,778         (265)      (d)          11,298            --           11,298
  Restructuring and other charges...     12,869          --          821       (d)          13,690            --           13,690
  Amortization......................      2,331          --          168       (b)           2,499            --            2,499
                                       --------    --------      -------                  --------         -----         --------
                                         46,445      22,365        1,742                    70,552           395           70,947
                                       --------    --------      -------                  --------         -----         --------
Loss from operations................    (38,447)    (16,268)      (1,688)                  (56,403)         (395)         (56,798)

Other income (expense)..............        247        (453)         583       (c)             377            --              377
                                       --------    --------      -------                  --------         -----         --------
Loss before income taxes............    (38,200)    (16,721)      (1,105)                  (56,026)         (395)         (56,421)
Income tax expense..................      3,463          --           --                     3,463            --            3,463
                                       --------    --------      -------                  --------         -----         --------
Net loss............................   $(41,663)   $(16,721)     $(1,105)                 $(59,489)        $(395)        $(59,884)
                                       --------    --------      -------                  --------         -----         --------
                                       --------    --------      -------                  --------         -----         --------

Loss per share for the period.......   $  (2.56)                                          $  (2.97)                      $  (2.99)
                                       --------                                           --------                       --------
                                       --------                                           --------                       --------

Weighted average number of shares
  (in thousands)....................     16,304                    3,709       (a)          20,013                         20,013
                                       --------                  -------                  --------                       --------
                                       --------                  -------                  --------                       --------

See accompanying notes to the unaudited pro forma consolidated statements of operations.

                           SIERRA WIRELESS, INC.

               PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
  (Expressed in thousands of United States dollars, except per share amounts)
                                (Unaudited)

                                                                                         Pro Forma                      Pro Forma
                                                                                        Consolidated                   Consolidated
                                        Sierra                                          Statement of     CDN GAAP      Statement of
                                       Wireless    AirPrime     Pro Forma                Operations     Adjustments     Operations
                                        US GAAP     US GAAP    Adjustments   Note (2)      US GAAP        Note (3)       CDN GAAP
                                       --------    --------    -----------   --------   ------------    -----------    ------------
Revenue..............................   $66,930     $16,805      $    --                   $83,735         $  --          $83,735
Cost of goods sold...................    39,975      11,591           --                    51,566            --           51,566
                                        -------     -------      -------                   -------         -----          -------
Gross margin.........................    26,955       5,214           --                    32,169            --           32,169
                                        -------     -------      -------                   -------         -----          -------

Expenses
  Sales and marketing................     7,972       1,011           --                     8,983            --            8,983
  Research and development, net......    10,373       5,099          950       (b)          16,422           109           16,531
  Administration.....................     4,399       1,812           --                     6,211            --            6,211
  Restructuring and other charges....     1,220       1,680       (2,900)      (e)              --            --               --
  Integration costs .................     1,026          --           --                     1,026            --            1,026
  Amortization.......................     1,689       1,342          105       (b)           3,136            --            3,136
                                        -------     -------      -------                   -------         -----          -------
                                         26,679      10,944       (1,845)                   35,778           109           35,887
                                        -------     -------      -------                   -------         -----          -------
Earnings (loss) from operations......       276      (5,730)       1,845                    (3,609)         (109)          (3,718)

Other income (expense)...............       197      (3,100)       3,118       (c)             215            --              215
                                        -------     -------      -------                   -------         -----          -------
Earnings (loss) before income taxes..       473      (8,830)       4,963                    (3,394)         (109)          (3,503)
Income tax expense...................       143          --           --                       143            --              143
                                        -------     -------      -------                   -------         -----          -------
Net earnings (loss)..................   $   330     $(8,830)     $ 4,963                   $(3,537)        $(109)         $(3,646)
                                        -------     -------      -------                   -------         -----          -------
                                        -------     -------      -------                   -------         -----          -------

Earnings (loss) per share for the
  period:
  Basic..............................   $  0.02                                            $ (0.18)                       $ (0.18)
  Diluted............................   $  0.02                                            $ (0.18)                       $ (0.18)
                                        -------                                            -------                        -------
                                        -------                                            -------                        -------

Weighted average number of shares
  (in thousands)
  Basic..............................    17,054                    3,043       (a)          20,097                         20,097
  Diluted............................    17,564                                             20,097                         20,097
                                        -------                                            -------                        -------
                                        -------                                            -------                        -------

See accompanying notes to the unaudited pro forma consolidated statements of operations.

                             SIERRA WIRELESS, INC.

           NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of United States dollars, except per share amounts)
                                  (Unaudited)

1.   BASIS OF PRESENTATION

On August 12, 2003, we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,743, including common shares valued at $22,377 and costs related to the acquisition of $1,366. The value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 has been prepared by management in accordance with United States and Canadian generally accepted accounting principles ("GAAP") and is derived from the audited consolidated financial statements of Sierra Wireless, Inc. ("Sierra Wireless") for the year ended December 31, 2002 and the audited financial statements of AirPrime for the year ended December 31, 2002.

The accompanying unaudited pro forma consolidated statement of operations for the nine month period ended September 30, 2003 has been prepared by management in accordance with United States and Canadian GAAP and is derived from the unaudited consolidated financial statements of Sierra Wireless for the nine months ended September 30, 2003 (which includes the results of AirPrime since August 12, 2003), and the unaudited financial statements of AirPrime for the period from January 1, 2003 to June 30, 2003, plus financial information in the unaudited accounting records of AirPrime for the period from July 1, 2003 to August 12, 2003.

The unaudited pro forma consolidated statements of operations are presented as if the transaction discussed above had taken place on January 1, 2002. The accounting policies used in the preparation of the unaudited pro forma consolidated statements of operations are those disclosed in Sierra Wireless's audited consolidated financial statements for the year ended December 31, 2002. Management has determined that no adjustments are necessary to conform AirPrime's audited and unaudited financial information with the accounting policies used by Sierra Wireless.

The unaudited pro forma consolidated statements of operations are not necessarily indicative of the results that actually would have been achieved if the transaction reflected therein had been completed on the date indicated or the results which may be obtained in the future. In preparing the unaudited pro forma consolidated statements of operations, no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Sierra Wireless and AirPrime.

The unaudited pro forma consolidated statements of operations should be read in conjunction with the audited consolidated financial statements of Sierra Wireless and AirPrime for the year ended December 31, 2002 and the unaudited consolidated financial statements of Sierra Wireless for the nine months ended September 30, 2003, including the notes thereto.

A pro forma consolidated balance sheet is not provided as the transaction is reflected in the unaudited consolidated balance sheet of Sierra Wireless as at September 30, 2003.

2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of AirPrime have been included in our consolidated financial statements from August 12, 2003, the date of acquisition. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. We are in the process of obtaining third party valuations of certain intangible assets, thus the allocation of the purchase price is subject to change.

Current assets...................................................   $ 4,716
Property and equipment...........................................     1,352
Acquired in-process R&D..........................................       290
Intangible assets................................................     8,760
Goodwill.........................................................    16,057
                                                                    -------
  Total assets acquired..........................................    31,175

Current liabilities..............................................     7,432
                                                                    -------

Net assets acquired..............................................   $23,743
                                                                    -------
                                                                    -------

Consideration:
Common shares (3,708,521 Sierra Wireless shares).................   $22,377
Acquisition costs................................................     1,366
                                                                    -------
                                                                    $23,743
                                                                    -------
                                                                    -------

Description of acquisition:

AirPrime was a privately-held supplier of high-speed CDMA wireless products. Located in Carlsbad, California, AirPrime was focused on the development of wireless CDMA modules and software, for original equipment manufacturers, that enable faster wireless transmission of data and voice across worldwide cellular and PCS networks. AirPrime provided wireless access solutions for use in handheld computers, notebook PCs and a variety of other mobile computing products.

AirPrime's product line included a full suite of high-speed CDMA wireless access solutions and products including the Helium 1x family of wireless embedded modules for CDMA2000 1X and 1xEVDO.

Identifiable intangible assets:

The following table presents details of the purchased intangible assets:

                                                    Estimated Useful
                                                     Life (in years)    Amount
                                                    ----------------    ------
Intellectual property............................           5           $7,600
Customer relationships...........................           5              690
Licenses.........................................           5              320
Databases........................................           5              150
                                                                        ------
  Total purchased intangible assets..............                       $8,760
                                                                        ------
                                                                        ------

At the acquisition date, AirPrime had several developed products that provided a stream of identifiable benefits from the sale of these products. The existing intellectual property was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $7,600 at the date of acquisition. AirPrime had also developed customer relationships that are expected to provide a stream of identifiable benefits from the sale of products to these customers. The customer relationships were valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $690 at the date of acquisition. In addition, Sierra Wireless acquired in-process research and development ("IPR&D") that was valued using a discounted cash flow approach using a discount rate of 27%, resulting in an allocated fair value of $290 at the date of acquisition. It was determined that the acquired IPR&D projects had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in restructuring and other charges in Sierra Wireless's consolidated statements of operations and deficit prepared in accordance with United States GAAP at the acquisition date.

The following adjustments have been made to reflect the transaction described above:

     (a) The pro forma loss per share has been calculated based on the total weighted average number of common shares held by shareholders of Sierra Wireless during the period and 3,708,521 common shares assumed to be issued to effect the acquisition at January 1, 2002.

         For the year ended December 31, 2002, the pro forma adjustment of 3,708,521 shares is added to United States GAAP shares because none of the 3,708,521 shares had been included in the United States GAAP calculation of shares.

         For the nine months ended September 30, 2003, the pro forma adjustment of 3,042,889 shares represents the 3,708,521 common shares assumed to be issued, less the 665,632 shares already included in Sierra Wireless's calculation of the weighted average number of shares outstanding due to their inclusion from August 12, 2003.

     (b) To adjust the amortization of intangible assets acquired from AirPrime based on their estimated fair market value and estimated useful lives. For purposes of these unaudited pro forma consolidated financial statements of operations, the intangible assets are being amortized to income on a rational and systematic basis over their useful lives which have been determined to be five years. The five year amortization period is management's estimate of the expected useful life of the assets and is consistent with our accounting policies disclosed in our annual consolidated financial statements.

     (c) To eliminate interest expense and financing costs of convertible debt, incurred by AirPrime prior to a capital reorganization immediately prior to the acquisition, that would not have existed if Sierra Wireless had acquired AirPrime as of January 1, 2002.

     (d) To reclassify specific AirPrime restructuring costs to conform to Sierra Wireless's historical basis of financial statement presentation.

     (e) To eliminate restructuring costs in both Sierra Wireless and AirPrime which were related to the AirPrime acquisition. For pro forma purposes, these restructuring costs would have been incurred immediately prior to the date of acquisition of AirPrime.

3.   RECONCILIATION OF U.S. GAAP PRO FORMA TO CANADIAN GAAP PRO FORMA

We prepare the pro forma consolidated statements of operations in accordance with United States and Canadian GAAP. These pro forma consolidated statements of operations prepared in accordance with United States GAAP conform in all material respects to Canadian GAAP, except with respect to the treatment of IPR&D projects. Under United States GAAP, IPR&D projects that have not yet reached technological feasibility and have no alternative future use are expensed. Under Canadian GAAP, the IPR&D projects are recorded as an intangible asset and amortized over their useful life. We have estimated the useful life to be two years.

As disclosed in note 2, IPR&D projects were acquired as a result of the AirPrime acquisition. Under Canadian GAAP, the intangible asset is being amortized in both pro forma consolidated statements of operations presented. In addition, for the year ended December 31, 2002, under Canadian GAAP, IPR&D is being amortized related to the June 2000 acquisition of the CDMA modules business from QUALCOMM Inc. ("QUALCOMM"). At December 31, 2002, the IPR&D related to the QUALCOMM acquisition had been fully amortized.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Sierra Wireless, Inc.

                                 By: /s/ Peter W. Roberts
                                     -----------------------------------------
                                     Peter W. Roberts, Chief Financial Officer

Date: November 4, 2003